Exhibit 99.1

Rogers Reports Strong Fourth Quarter 2007 Results

Consolidated Revenue Grows 13% to $2.7 Billion, Adjusted Operating Profit Increases 25%
to $957 Million, and Net Income Increases 44% to $254 Million;

Wireless Postpaid ARPU Grows 6% and Postpaid Churn Falls to 1.17%, While Cable
Maintains Strong Net Additions of Revenue Generating Units

TORONTO (February 22, 2008) - Rogers Communications Inc. today announced its consolidated financial and operating results for the three and twelve months ended December 31, 2007.

Financial highlights are as follows:

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars, except per share amounts)	2007	2006	% Chg	2007	2006	% Chg

Operating revenue	$2,687	$2,370	13	$10,123	$8,838	15
Operating profit(1)	884	752	18	3,099	2,875	8
Net income	254	176	44	637	622	2
Net income per share:
Basic	$0.40	$0.28	43	$1.00	$0.99	1
Diluted	0.40	0.27	48	0.99	0.97	2

As adjusted:(2)
Operating profit	$957	$768	25	$3,703	$2,942	26
Net income	302	192	57	1,066	684	56
Net income per share:
Basic	$0.47	$0.30	57	$1.67	$1.08	55
Diluted	0.47	0.30	57	1.66	1.07	55

(1)
Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with Canadian generally accepted accounting principles (“GAAP”). See the “Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period” section for a reconciliation of operating profit and adjusted operating profit to operating income and net income under Canadian GAAP and see the “Key Performance Indicators and Non-GAAP Measures and “Supplementary Information” sections. The introduction of a cash settlement feature for stock options resulted in a one-time non-cash charge upon adoption of $452 million on May 28, 2007, which is included in operating profit for the twelve months ended December 31, 2007. See the section entitled “Stock-based Compensation Expense”.

(2)
For details on the determination of the ‘as adjusted’ amounts, which are non-GAAP measures, see the “Supplementary Information” and the “Key Performance Indicators and Non-GAAP Measures” sections. The ‘as adjusted’ amounts presented above are reviewed regularly by management and our Board of Directors in assessing our performance and in making decisions regarding the ongoing operations of the business and the ability to generate cash flows. The ‘as adjusted’ amounts exclude (i) the impact of a one-time non-cash charge related to the introduction of a cash settlement feature for employee stock options; (ii) stock-based compensation expense; (iii) integration and restructuring expenses; (iv) the impact of a one-time charge resulting from the renegotiation of an Internet-related services agreement; and (v) in respect of net income and net income per share, the loss on repayment of long-term debt. Adjusted net income and net income per share also exclude the related income tax impact of the above amounts.

Highlights of the fourth quarter of 2007 include the following:

•
Generated continued strong double-digit growth in quarterly revenue and adjusted operating profit of 13% and 25%, respectively, while net income increased 44% to $254 million, (or by 57% to $302 million on an adjusted basis).

Rogers Communications Inc.	1	Fourth Quarter 2007 Earnings Press Release

•
Wireless subscriber postpaid net additions were 158,000, while postpaid subscriber monthly churn fell to 1.17% versus 1.24% in the fourth quarter of 2006. Wireless postpaid monthly ARPU (average revenue per user) increased 6% year-over-year to $73.33 driven in part by the 48% growth in data revenue to $192 million, or 14.1% of network revenue.

•
Wireless announced that its High-Speed Packet Access (“HSPA”) network and related new advanced services were available in 25 markets across the country, representing approximately 58% of the Canadian population. Rogers' HSPA network, the fastest wireless network in Canada, operates on a next generation wireless protocol which significantly increases download speeds on wireless devices, providing a user experience similar to broadband high-speed services.

•
Cable ended the quarter with 656,000 residential voice-over-cable telephony subscriber lines. Net additions of voice-over-cable telephony lines were 65,000 for the quarter, of which approximately 2,000 were migrations from the circuit-switched platform.

•
Cable’s Internet subscriber base grew by 46,000 in the quarter to 1,465,000, while basic cable subscribers increased by 20,000 to 2,295,000 and digital cable households increased by 61,000 to reach 1,353,000.

•
Cable entered into a renegotiated agreement with Yahoo! that will eliminate monthly per subscriber fees and see both companies work jointly on advertising revenue opportunities leveraging Rogers’ high-speed Internet access portal and subscriber base. In connection with this new agreement, Rogers made a one-time payment to Yahoo!, and Cable’s cost of providing its Internet service will be reduced over the four year term of the new agreement.

•
Media closed the acquisition of five Citytv television stations on October 31, 2007. This acquisition gives Media a significantly enhanced broadcast television presence in the largest Canadian markets outside of Quebec and is a natural complement to Media’s existing television, radio and specialty channel assets.

•
Subsequent to the end of the fourth quarter, on January 7, 2008, Rogers’ Board of Directors approved an increase in the annual dividend from $0.50 to $1.00 per share to be paid in quarterly amounts of $0.25 per share effective with its next quarterly dividend. At the same time, Rogers also announced a Normal Course Issuer Bid (“NCIB”) to repurchase up to the lesser of 15 million of its Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $300 million.

Rogers Communications Inc.	2	Fourth Quarter 2007 Earnings Press Release

“2007 was a year of continued solid growth in customers, revenues and cash flow while at the same time we further deleveraged our balance sheet, simplified our corporate structure and laid the groundwork for returning increasing amounts of cash to our shareholders,” said Ted Rogers, President and CEO of Rogers Communications Inc. “While we have much to do in continuing to reinforce our services and systems, I am confident that we are exceptionally well positioned to carry on our growth and success in 2008 and beyond.”

This earnings release should be read in conjunction with our 2006 Annual MD&A and our 2006 Annual Audited Consolidated Financial Statements and Notes thereto, as well as our 2007 quarterly interim financial and other recent securities filings available on SEDAR at www.sedar.com. As this earnings release includes forward-looking statements and assumptions, readers should carefully review the sections of this release entitled “Caution Regarding Forward-Looking Statements, Risks and Assumptions”.

In this release, the terms “we”, “us”, “our”, “Rogers” and “the Company” refer to Rogers Communications Inc. and our subsidiaries, which are reported in the following segments:

•	“Wireless”, which refers to our wireless communications operations, including Rogers Wireless Partnership (“RWP”) and Fido Solutions Inc. (“Fido”);

•
“Cable” (formerly “Cable and Telecom”), which refers to our wholly owned cable television subsidiaries, including Rogers Cable Communications Inc. (“RCCI”). In January 2007, we completed an internal reorganization whereby the Cable and Internet and Rogers Home Phone segments were combined into one segment known as Cable Operations. As a result, beginning in 2007, the Cable segment consists of the following segments: Cable Operations, Rogers Business Solutions (“RBS”) and Rogers Retail. Comparative figures have been reclassified to reflect this new segmented reporting;

•
“Media”, which refers to our wholly owned subsidiary Rogers Media Inc. and its subsidiaries, including: Rogers Broadcasting, which owns Rogers Sportsnet, a group of AM and FM Radio stations, OMNI television, The Biography Channel Canada, G4TechTV Canada, and The Shopping Channel; Rogers Publishing; and Rogers Sports Entertainment, which owns the Toronto Blue Jays and the Rogers Centre. Media also holds ownership interests in entities involved in specialty TV content, TV production and broadcast sales. In addition, the operating results of Citytv are included in Media’s results of operations from the date of acquisition on October 31, 2007.

Substantially all of our operations are in Canada.

“RCI” refers to the legal entity Rogers Communications Inc. excluding our subsidiaries.

Throughout this release, percentage changes are calculated using numbers rounded to which they appear.

Rogers Communications Inc.	3	Fourth Quarter 2007 Earnings Press Release

SUMMARIZED CONSOLIDATED FINANCIAL RESULTS (Unaudited)
	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars, except per share amounts)	2007	2006	% Chg	2007	2006	% Chg

Operating revenue
Wireless	$1,466	$1,257	17	$5,503	$4,580	20
Cable
Cable Operations	680	604	13	2,603	2,299	13
RBS	140	155	(10)	571	596	(4)
Rogers Retail	105	84	25	393	310	27
Corporate items and eliminations	(2)	(1)	100	(9)	(4)	125
	923	842	10	3,558	3,201	11
Media	364	317	15	1,317	1,210	9
Corporate items and eliminations	(66)	(46)	43	(255)	(153)	67
Total	2,687	2,370	13	10,123	8,838	15

Adjusted operating profit (loss)(1)
Wireless	658	521	26	2,589	1,987	30
Cable
Cable Operations	260	224	16	1,008	854	18
RBS	8	12	(33)	12	49	(76)
Rogers Retail	(3)	2	n/m	(4)	13	n/m
	265	238	11	1,016	916	11
Media	63	48	31	176	156	13
Corporate items and eliminations	(29)	(39)	(26)	(78)	(117)	(33)
Adjusted operating profit(1)	957	768	25	3,703	2,942	26
Stock option plan amendment(2)	-	-	n/m	(452)	-	n/m
Stock-based compensation expense(2)	(4)	(12)	(67)	(62)	(49)	27
Integration and restructuring expenses(3)	(17)	(4)	n/m	(38)	(18)	111
Contract renegotiation fee(4)	(52)	-	n/m	(52)	-	n/m
Operating profit(1)	884	752	18	3,099	2,875	8
Other income and expense, net(5)	630	576	9	2,462	2,253	9
Net income	$254	$176	44	$637	$622	2

Net income per share:
Basic	$0.40	$0.28	43	$1.00	$0.99	1
Diluted	0.40	0.27	48	0.99	0.97	2

As adjusted:(1)
Net income	$302	$192	57	$1,066	$684	56
Net income per share:
Basic	$0.47	$0.30	57	$1.67	$1.08	55
Diluted	0.47	0.30	57	1.66	1.07	55

Additions to property, plant and equipment ("PP&E")(1)
Wireless	$252	$201	25	$822	$684	20
Cable
Cable Operations	246	259	(5)	710	685	4
RBS	25	48	(48)	83	98	(15)
Rogers Retail	9	6	50	21	11	91
	280	313	(11)	814	794	3
Media	32	16	100	77	48	60
Corporate(6)	60	24	150	83	186	(55)
Total	$624	$554	13	$1,796	$1,712	5

(1)	As defined. See the “Supplementary Information” and the “Key Performance Indicators and Non-GAAP Measures” sections.
(2)	See the section entitled “Stock-based Compensation Expense”.
(3)	Costs incurred related to the integration of Fido and Call-Net Enterprises Inc. (“Call-Net”), the restructuring of RBS and the closure of 21 Retail stores in the first quarter of 2006.
(4)	One-time charge resulting from the renegotiation of an Internet-related services agreement. See the section entitled “Cable Operations Operating Expenses”.
(5)	See the “Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period” section for details of these amounts.
(6)	Corporate additions to property, plant and equipment (“PP&E”) include the acquisition of various corporate properties and related building improvements.
n/m: not meaningful.

Rogers Communications Inc.	4	Fourth Quarter 2007 Earnings Press Release

For discussions of the results of operations of each of these segments, refer to the respective segment sections of this release.

Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period

The items listed below represent the consolidated income and expense amounts that are required to reconcile net income as defined under Canadian GAAP to the non-GAAP measures operating profit and adjusted operating profit for the period. See the “Supplementary Information” section for a full reconciliation to adjusted operating profit, adjusted net income and adjusted net income per share. For details of these amounts on a segment-by-segment basis and for an understanding of intersegment eliminations on consolidation, the following section should be read in conjunction with tables in the Supplemental Information section entitled “Segmented Information”.

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars)	2007	2006	% Chg	2007	2006	% Chg

Net income	$254	$176	44	$637	$622	2
Income tax expense	84	13	n/m	249	56	n/m
Other expense (income)	(2)	1	n/m	4	(10)	n/m
Change in the fair value of derivative instruments	3	(24)	n/m	34	4	n/m
Loss on repayment of long-term debt	-	1	(100)	47	1	n/m
Foreign exchange loss (gain)	(1)	39	n/m	(54)	(2)	n/m
Interest on long-term debt	138	151	(9)	579	620	(7)
Operating income	476	357	33	1,496	1,291	16
Depreciation and amortization	408	395	3	1,603	1,584	1
Operating profit	884	752	18	3,099	2,875	8
Stock option plan amendment	-	-	n/m	452	-	n/m
Stock-based compensation expense	4	12	(67)	62	49	27
Integration and restructuring expenses	17	4	n/m	38	18	111
Contract renegotiation fee	52	-	n/m	52	-	n/m
Adjusted operating profit	$957	$768	25	$3,703	$2,942	26

Net Income and Net Income Per Share

As a result of the changes discussed below, we recorded net income of $254 million for the three months ended December 31, 2007, or basic and diluted earnings per share of $0.40, compared to net income of $176 million or basic earnings per share of $0.28 (diluted - $0.27) in the corresponding period in 2006.

Income Tax Expense

Due to our non-capital loss carryforwards, our income tax expense for the three months ended December 31, 2007 and 2006 substantially represents non-cash income taxes. As illustrated in the table below, our effective income tax rate for the three months ended December 31, 2007 and 2006 was 24.9% and 6.9%, respectively. The effective income tax rates for the three months ended December 31, 2007 and 2006 differed from the respective statutory income tax rates of 35.2% and 35.8%, primarily due to benefits realized from changes to prior year tax filing positions and other adjustments.

Rogers Communications Inc.	5	Fourth Quarter 2007 Earnings Press Release

Income tax expense varies from the amounts that would be computed by applying the statutory income tax rate to income before income taxes for the following reasons:

	Three months ended December 31,		Twelve months ended December 31,
(In millions of dollars)	2007	2006	2007	2006

Statutory income tax rate	35.2%	35.8%	35.2%	35.8%

Income before income taxes	$338	$189	$886	$678

Computed income tax expense	$119	$68	$312	$243
Increase (decrease) in income taxes resulting from:
Difference between rates applicable to subsidiaries in other jurisdictions	(3)	(2)	(12)	(12)
Change in the valuation allowance for future income tax assets	(13)	(8)	(20)	(168)
Videotron termination payment	-	-	(25)	25
Adjustments to future income tax assets and liabilities for changes in substantively enacted income tax rates	21	(17)	47	(14)
Stock-based compensation	2	4	(17)	15
Benefits realized from changes to prior year income tax filing positions and other adjustments	(42)	(32)	(36)	(33)
Income tax expense	$84	$13	$249	$56

Effective income tax rate	24.9%	6.9%	28.1%	8.3%

Change in Fair Value of Derivative Instruments

The changes in fair value of the derivative instruments in the three months ended December 31, 2007 was primarily the result of the changes in measurement of hedge ineffectiveness and the change in fair value of the embedded prepayment option on long-term debt.

Loss on Repayment of Long-Term Debt

During the twelve months ended December 31, 2007, we redeemed Wireless’ US$155 million 9.75% Senior Debentures due 2016 and Wireless’ US$550 million Floating Rate Senior Notes due 2010. These redemptions resulted in a loss on repayment of long-term debt of $47 million, including aggregate redemption premiums of $59 million offset by a write-off of the fair value increment arising from purchase accounting of $12 million.

Foreign Exchange Gain

During the three months ended December 31, 2007, the Canadian dollar strengthened by 0.8 cents versus the U.S. dollar. This resulted in a foreign exchange gain of $1 million during the three months ended December 31, 2007. During the corresponding period of 2006, there was a foreign exchange loss of $39 million primarily related to foreign exchange on long-term debt not hedged for accounting purposes given a 5 cent decrease in the Canadian dollar in this period.

Interest on Long-Term Debt

Interest expense decreased by $13 million for the three months ended December 31, 2007 compared to the corresponding period in 2006. The decrease in interest expense is primarily due to the repayment of long-term debt in 2007, including the settlement of certain of our cross-currency interest rate exchange agreements.

The decrease in debt was largely the result of the February 2007 repayment at maturity of Cable’s $450 million 7.60% Senior Notes due 2007, the May 2007 redemption of Wireless’ US$550 million Floating Rate Senior Notes due 2010 and the June 2007 redemption of Wireless’ US$155 million 9.75% Senior Debentures due 2016. These repayments were partially offset by the $1,080 million net increase in bank debt as at December 31, 2007, compared to December 31, 2006.

Rogers Communications Inc.	6	Fourth Quarter 2007 Earnings Press Release

Operating Income

The 33% increase in our operating income to $476 million from $357 million for the three months ended December 31, 2007 compared to the corresponding period of the prior year is primarily due to the growth in revenue of $317 million exceeding the growth in operating expenses and depreciation and amortization of $198 million. See the section entitled “Operating Unit Review” for a detailed discussion of operating unit results.

Depreciation and Amortization Expense

Depreciation and amortization expense for the three months ended December 31, 2007 increased nominally over the corresponding period of the prior year. An increase in depreciation and amortization related to PP&E was partially offset by a decrease in amortization of intangible assets resulting from the reduction in the carrying value of certain intangible assets due to the reduction in the valuation allowance recorded in 2006 related to future income tax assets acquired as part of business acquisitions in prior periods.

Stock-based Compensation Expense

A summary of stock-based compensation expense is as follows:

	One-time Non-cash Charge	Stock-based Compensation Expense (Recovery) Included in Operating, General and Administrative Expenses
	Upon Adoption	Three months ended December 31,		Twelve months ended December 31,
(In millions of dollars)	in Q207	2007	2006	2007	2006

Wireless	$46	$2	$4	$11	$15
Cable	113	(2)	3	11	11
Media	84	1	1	10	5
Corporate	209	3	4	30	18
	$452	$4	$12	$62	$49

Adjusted Operating Profit

Wireless, Cable and Media all contributed to the increase in adjusted operating profit. Refer to the individual segment discussions for details of the respective increases in adjusted operating profit.

For the three months ended December 31, 2007, adjusted operating profit increased to $957 million, from $768 million in the corresponding period of the prior year. Adjusted operating profit for the three months ended December 31, 2007 and 2006, respectively excludes: (i) stock-based compensation expense of $4 million and $12 million; (ii) integration and restructuring expenses of $17 million and $4 million; and (iii) the impact of a one-time charge of $52 million resulting from the renegotiation of an Internet-related services agreement in the three months ended December 31, 2007.

Rogers Communications Inc.	7	Fourth Quarter 2007 Earnings Press Release

For the twelve months ended December 31, 2007, adjusted operating profit increased to $3,703 million, from $2,942 million in 2006. Adjusted operating profit excludes: (i) the impact of a $452 million one-time non-cash charge related to the introduction of a cash settlement feature for stock options for the twelve months ended December 31, 2007; (ii) stock-based compensation expense of $62 million and $49 million for the twelve months ended December 31, 2007 and 2006, respectively; (iii) integration and restructuring expenses of $38 million and $18 million for the twelve months ended December 31, 2007 and 2006, respectively; and (iv) the impact of a one-time charge of $52 million resulting from the renegotiation of an Internet-related services agreement in the twelve months ended December 31, 2007.

For details on the determination of adjusted operating profit, which is a non-GAAP measure, see the “Supplementary Information” and the “Key Performance Indicators and Non-GAAP Measures” sections.

OPERATING UNIT REVIEW

WIRELESS

Summarized Wireless Financial Results

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars, except margin)	2007	2006	% Chg	2007	2006	% Chg

Operating revenue
Postpaid	$1,283	$1,095	17	$4,868	$4,084	19
Prepaid	70	61	15	273	214	28
One-way messaging	3	4	(25)	13	15	(13)
Network revenue	1,356	1,160	17	5,154	4,313	19
Equipment sales	110	97	13	349	267	31
Total operating revenue	1,466	1,257	17	5,503	4,580	20

Operating expenses before the undernoted
Cost of equipment sales	208	189	10	703	628	12
Sales and marketing expenses	186	186	-	653	604	8
Operating, general and administrative expenses	414	361	15	1,558	1,361	14
	808	736	10	2,914	2,593	12
Adjusted operating profit(1)(2)	658	521	26	2,589	1,987	30
Stock option plan amendment(3)	-	-	n/m	(46)	-	n/m
Stock-based compensation expense(3)	(2)	(4)	(50)	(11)	(15)	(27)
Integration expenses(4)	-	-	n/m	-	(3)	n/m
Operating profit(1)	$656	$517	27	$2,532	$1,969	29

Adjusted operating profit margin as % of network revenue(1)	48.5%	44.9%		50.2%	46.1%

Additions to PP&E(1)	$252	$201	25	$822	$684	20

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” and the “Supplementary Information” sections.
(2)
Adjusted operating profit includes a loss of $8 million and $31 million related to the Inukshuk wireless broadband initiative for the three and twelve months ended December 31, 2007, respectively, and a loss of $10 million and $25 million for the three and twelve months ended December 31, 2006, respectively.

(3)	See the section entitled “Stock-based Compensation Expense”.
(4)	Costs incurred related to the integration of Fido.

Rogers Communications Inc.	8	Fourth Quarter 2007 Earnings Press Release

Summarized Wireless Subscriber Results

	Three months ended December 31,			Twelve months ended December 31,
(Subscriber statistics in thousands, except ARPU, churn and usage)	2007	2006	Chg	2007	2006	Chg

Postpaid
Gross additions	362	385	(23)	1,352	1,375	(23)
Net additions	158	189	(31)	581	580	1
Adjustment to postpaid subscriber base(1)	-	-	-	(65)	-	(65)
Total postpaid retail subscribers				5,914	5,398	516
Average monthly revenue per user ("ARPU")(2)	$73.33	$69.04	$4.29	$72.21	$67.27	$4.94
Average monthly usage (minutes)	596	556	40	573	545	28
Monthly churn	1.17%	1.24%	(0.07%)	1.15%	1.32%	(0.17%)
Prepaid
Gross additions	156	181	(25)	635	615	20
Net additions	25	55	(30)	70	30	40
Adjustment to prepaid subscriber base(1)	-	-	-	(26)	-	(26)
Total prepaid retail subscribers				1,424	1,380	44
ARPU(2)	$16.59	$15.15	$1.44	$16.46	$13.49	$2.97
Monthly churn	3.12%	3.14%	(0.02%)	3.42%	3.70%	(0.28%)

(1)
During the second quarter of 2007, Wireless decommissioned its TDMA and analog networks and simultaneously revised certain aspects of its subscriber reporting for data-only subscribers. The deactivation of the remaining TDMA subscribers and the change in subscriber reporting resulted in the removal of approximately 65,000 subscribers from Wireless’ postpaid subscriber base and the removal of approximately 26,000 subscribers from Wireless’ prepaid subscriber base. These adjustments are not included in the determination of postpaid or prepaid monthly churn.

(2)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section. As calculated in the “Supplementary Information” section.

Wireless Network Revenue

The increase in network revenue for the three months ended December 31, 2007 compared to the corresponding period of the prior year was driven by the continued growth of Wireless’ postpaid subscriber base and improvements in postpaid average monthly revenue per user (“ARPU”). The year-over-year increase in postpaid ARPU reflects the impact of higher data revenue, as well as increased long-distance, add-on features and roaming revenue. Wireless has experienced growth in roaming revenues from subscribers using services outside of Canada as well as strong growth in inbound roaming revenues from visitors to Canada who utilize Wireless’ network.

Prepaid revenue increased as a result of improved ARPU and a larger subscriber base. The year-over-year improvement in ARPU is a result of increased data usage and more attractive prepaid offerings, including unlimited evening and weekend plans.

Wireless’ success in the continued reduction in postpaid churn reflects proactive and targeted customer retention activities, the commitment to customer care and improvements in network coverage and quality. Prepaid churn has improved compared to the corresponding period in 2006 due to changes in offerings and investments in retention programs.

During the three months ended December 31, 2007, wireless data revenue increased by 48% over the corresponding period in 2006 and totalled $192 million. This increase in data revenue reflects the continued growth of text and multimedia messaging services, wireless Internet access, BlackBerry devices, downloadable ring tones, music and games, and other wireless data services and applications. For the three months ended December 31, 2007, data revenue represented approximately 14.1% of total network revenue, compared to 11.2% in the corresponding period last year.

Rogers Communications Inc.	9	Fourth Quarter 2007 Earnings Press Release

Wireless Equipment Sales

The year-over-year increase in revenue from equipment sales, including activation fees and net of equipment subsidies, reflects an increased volume of handset upgrades associated with the growing subscriber base.

Wireless Operating Expenses

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars, except per subscriber statistics)	2007	2006	% Chg	2007	2006	% Chg

Operating expenses
Cost of equipment sales	$208	$189	10	$703	$628	12
Sales and marketing expenses	186	186	-	653	604	8
Operating, general and administrative expenses	414	361	15	1,558	1,361	14
Operating expenses before the undernoted	808	736	10	2,914	2,593	12
Stock option plan amendment(1)	-	-	n/m	46	-	n/m
Stock-based compensation expense(1)	2	4	(50)	11	15	(27)
Integration expenses(2)	-	-	n/m	-	3	n/m
Total operating expenses	$810	$740	9	$2,971	$2,611	14

Average monthly operating expense per subscriber before sales and marketing expenses(3)	$21.25	$19.51	9	$20.61	$19.48	6

Sales and marketing costs per gross subscriber addition(3)	$440	$427	3	$401	$399	1

(1)	See the section entitled “Stock-based Compensation Expense”.
(2)	Costs incurred related to the integration of Fido.
(3)
As defined. See the “Key Performance Indicator and Non-GAAP Measures” section. As calculated in the “Supplementary Information” section. Average monthly operating expense per subscriber before sales and marketing expenses excludes the one-time non-cash expense related to the introduction of a cash settlement feature for stock options, stock-based compensation expense and integration expenses.

Cost of equipment sales increased for the three months ended December 31, 2007 compared to the corresponding period of the prior year primarily as a result of retention activity, hardware upgrades, and the increased average cost of handsets.

Sales and marketing expenses for the three months ended December 31, 2007 remained flat compared to the corresponding period of the prior year. Marketing efforts were largely focused on acquiring high value postpaid voice and data customers, as well as the continuation of Wireless’ “Most Reliable Network” campaign and the introduction of new services and devices. Because of the seasonally heavy mass market advertising component associated with the fourth quarter, sales and marketing costs per gross addition are less variable than in other quarters.

Growth in the Wireless subscriber base drove increases in operating, general and administrative expenses in the three months ended December 31, 2007, compared to the corresponding period of the prior year. These increases were reflected in higher customer retention spending, costs to support increased usage of data and roaming services, and increases in network operating expenses to accommodate the larger subscriber base. Customer care costs also increased as a result of  the launch of Wireless Number Portability (“WNP”) in March 2007, the decommissioning of the TDMA network in May 2007, and the complexity of supporting more sophisticated services and devices. These costs were partially offset by savings related to operating and scale efficiencies across various functions.

Rogers Communications Inc.	10	Fourth Quarter 2007 Earnings Press Release

Total retention spending, including subsidies on handset upgrades, has increased to $110 million in the three months ended December 31, 2007, compared to $85 million in the corresponding period of the prior year due to a larger subscriber base which drove higher volumes of handset upgrades.

Wireless Adjusted Operating Profit

The strong year-over-year growth in adjusted operating profit was due to the significant growth in network revenue. As a result, Wireless’ adjusted operating profit margins increased to 48.5% for the three months ended December 31, 2007, compared to 44.9% in the corresponding period in 2006.

Wireless Additions to PP&E

Wireless additions to PP&E are classified into the following categories:

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars)	2007	2006	% Chg	2007	2006	% Chg

Additions to PP&E
Network - capacity	$38	$14	171	$169	$159	6
Network - other	100	42	138	175	89	97
HSPA	57	82	(30)	316	264	20
Information and technology and other	54	50	8	147	112	31
Inukshuk	3	13	(77)	15	60	(75)
Total additions to PP&E	$252	$201	25	$822	$684	20

Additions to Wireless PP&E for the three months ended December 31, 2007 reflects network capacity spending on the GSM network, continued rollout of the HSPA network to the top 25 markets across Canada and the introduction of faster network throughput speeds. Other network-related additions included national site build activities and additional spending on test and monitoring equipment. Other additions to PP&E reflect information technology initiatives such as billing and back office system upgrades, facilities upgrades and other facilities and equipment spending.

Rogers Communications Inc.	11	Fourth Quarter 2007 Earnings Press Release

CABLE

Summarized Cable Financial Results

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars, except margin)	2007(1)	2006(2)	% Chg	2007(1)	2006(2)	% Chg

Operating revenue
Cable Operations(3)	$680	$604	13	$2,603	$2,299	13
RBS	140	155	(10)	571	596	(4)
Rogers Retail	105	84	25	393	310	27
Intercompany eliminations	(2)	(1)	100	(9)	(4)	125
Total operating revenue	923	842	10	3,558	3,201	11

Operating profit (loss) before the undernoted
Cable Operations(3)	260	224	16	1,008	854	18
RBS	8	12	(33)	12	49	(76)
Rogers Retail	(3)	2	n/m	(4)	13	n/m
Adjusted operating profit(4)	265	238	11	1,016	916	11
Stock option plan amendment(5)	-	-	n/m	(113)	-	n/m
Stock-based compensation recovery (expense)(5)	2	(3)	n/m	(11)	(11)	-
Integration and restructuring expenses(6)	(17)	(4)	n/m	(38)	(15)	153
Contract renegotiation fee(7)	(52)	-	n/m	(52)	-	n/m
Operating profit(4)	$198	$231	(14)	$802	$890	(10)

Adjusted operating profit (loss) margin(4)
Cable Operations(3)	38.2%	37.1%		38.7%	37.1%
RBS	5.7%	7.7%		2.1%	8.2%
Rogers Retail	(2.9%)	2.4%		(1.0%)	4.2%

Additions to PP&E(4)
Cable Operations(3)	$246	$259	(5)	$710	$685	4
RBS	25	48	(48)	83	98	(15)
Rogers Retail	9	6	50	21	11	91
Total additions to PP&E	$280	$313	(11)	$814	$794	3

(1)	The operating results of Futureway Communications Inc. (“Futureway”) are included in Cable’s results of operations from the date of acquisition on June 22, 2007.
(2)	Certain prior year amounts have been reclassified to conform to the current year presentation.
(3)	Cable Operations segment includes Core Cable services, Internet services and Rogers Home Phone services.
(4)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
(5)	See the section entitled “Stock-based Compensation Expense”.
(6)	Costs incurred related to the integration of the operations of Call-Net, the restructuring of RBS and the closure of 21 Retail stores in the first quarter of 2006.
(7)	One-time charge resulting from the renegotiation of an Internet-related services agreement. See the section entitled “Cable Operations Operating Expenses”.

The following segment discussions provide a detailed discussion of the Cable operating results.

Rogers Communications Inc.	12	Fourth Quarter 2007 Earnings Press Release

CABLE OPERATIONS

Summarized Financial Results

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars, except margin)	2007	2006(1)	% Chg	2007	2006(1)	% Chg

Operating revenue
Core Cable	$397	$367	8	$1,540	$1,421	8
Internet	160	138	16	608	523	16
Rogers Home Phone	123	99	24	455	355	28
Total Cable Operations operating revenue	680	604	13	2,603	2,299	13

Operating expenses before the undernoted
Sales and marketing expenses	69	57	21	257	219	17
Operating, general and administrative expenses	351	323	9	1,338	1,226	9
	420	380	11	1,595	1,445	10
Adjusted operating profit(2)	260	224	16	1,008	854	18
Stock option plan amendment(3)	-	-	n/m	(106)	-	n/m
Stock-based compensation recovery (expense)(3)	1	(3)	n/m	(10)	(11)	(9)
Integration expenses(4)	-	(2)	n/m	(9)	(8)	13
Contract renegotation fee(5)	(52)	-	n/m	(52)	-	n/m
Operating profit(2)	$209	$219	(5)	$831	$835	(0)

Adjusted operating profit margin(2)	38.2%	37.1%		38.7%	37.1%

(1)	Certain prior year amounts have been reclassified to conform with the current year presentation.
(2)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
(3)	See the section entitled “Stock-based Compensation Expense”.
(4)	Costs incurred related to the integration of the operations of Call-Net.
(5)	One-time charge resulting from the renegotiation of an Internet-related services agreement. See the section entitled “Cable Operations Operating Expenses”.

Rogers Communications Inc.	13	Fourth Quarter 2007 Earnings Press Release

Summarized Subscriber Results

	Three months ended December 31,			Twelve months ended December 31,
(Subscriber statistics in thousands, except ARPU)	2007	2006	Chg	2007	2006	Chg

Cable homes passed				3,575	3,481	94

Basic Cable
Net additions	20	11	9	18	13	5
Total Basic Cable subscribers				2,295	2,277	18
Core Cable ARPU (1)	$57.97	$53.83	$4.14	$56.39	$52.37	$4.02

High-speed Internet(2)
Net additions	46	47	(1)	165	160	5
Total Internet subscribers (residential)(3)				1,465	1,297	168
Internet ARPU (1)	$36.67	$35.50	$1.17	$36.51	$35.32	$1.19

Digital Cable
Terminals, net additions	110	115	(5)	374	358	16
Terminals in service				1,871	1,497	374
Households, net additions	61	70	(9)	219	221	(2)
Households				1,353	1,134	219

Cable telephony subscriber lines
Net additions and migrations(4)	65	95	(30)	290	318	(28)
Total Cable telephony subscriber lines				656	366	290

Circuit-switched subscriber lines
Net losses and migrations(4)	(3)	(8)	5	(37)	(41)	4
Total circuit-switched subscriber lines(3)				334	350	(16)

Total Rogers Home Phone subscriber lines
Net additions	62	87	(25)	253	277	(24)
Total Rogers Home subscriber lines(3)				990	716	274

RGUs(2)(5)
Net additions	189	215	(26)	655	671	(16)
Total revenue generating units(3)				6,103	5,424	679

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
(2)	Prior year high-speed Internet subscribers and RGUs have been reclassified to conform to the current year presentation.
(3)
Included in total subscribers at December 31, 2007, are approximately 3,000 high-speed Internet subscribers and 21,000 circuit-switched telephony subscriber lines, representing 24,000 RGUs, acquired from Futureway in June, 2007. These subscribers are not included in net additions for the twelve months ended December 31, 2007.

(4)
Includes approximately 2,000 and 42,000 migrations from circuit-switched to cable telephony for the three and twelve months ended December 31, 2007, respectively, and 13,000 and 37,000 migrations from circuit-switched to cable telephony for the three and twelve months ended December 31, 2006, respectively.

(5)	RGUs are comprised of basic cable subscribers, digital cable households, residential high-speed Internet subscribers and residential cable and circuit-switched telephony subscribers.

Core Cable Revenue

The increase in Core Cable revenue for the three months ended December 31, 2007 reflects the impact of price increases, growth in basic subscribers and the growing penetration of our digital cable products. The price increases on service offerings, that became effective in March 2007, contributed approximately $14 million to Core Cable revenue growth for the three months ended December 31, 2007. The remaining increase in revenue of approximately $16 million for the three months ended December 31, 2007 is primarily related to the growth in digital subscribers.

Rogers Communications Inc.	14	Fourth Quarter 2007 Earnings Press Release

The digital cable subscriber base grew by 19% from December 31, 2006 to December 31, 2007. Digital penetration now represents 59% of basic cable households. Strong demand for High Definition (“HD”) and Personal Video Recorder (“PVR”) digital set top box equipment combined with the success of Cable’s “Personal TV” and awareness of the “triple play” marketing campaign, which offers cable television, high-speed Internet and Rogers Home Phone services in discrete packages, contributed to the growth in the digital subscriber base of 61,000 households in the three months ended December 31, 2007. In addition, basic cable subscribers increased by 20,000 in the fourth quarter.

Internet (Residential) Revenue

The increase in Internet revenues for the three months ended December 31, 2007 from the corresponding period in 2006 reflects the 13% year-over-year increase in the number of Internet subscribers in addition to price increases to our Internet offerings. These price increases, effective in March 2007, contributed to the Internet revenue growth by approximately $4 million for the three months ended December 31, 2007. The remaining increase in revenue of approximately $18 million for the three months ended December 31, 2007 was largely the result of the impact of the growth in subscribers. The average monthly revenue per Internet subscriber increased in the quarter compared to the corresponding period in 2006. This was the result of price increases partially offset by a shift in subscriber mix to a higher number of subscribers on lower priced service tiers.

With the high-speed Internet subscriber base now at approximately 1.5 million, Internet penetration is 64% of basic cable households, and 41% of homes passed by our network.

Rogers Home Phone Revenue

The growth in Rogers Home Phone revenue for the three months ended December 31, 2007 compared to the corresponding period in 2006 is the result of the addition of 65,000 Rogers Home Phone voice-over-cable telephony service lines in the three months ended December 31, 2007. Partially offsetting the increase in voice-over-cable telephony lines is a decline in the number of circuit-switched local lines of 3,000 for the three months ended December 31, 2007. Of this amount, 2,000 represented migrations from the circuit-switched to cable telephony platform.

Long-distance revenues for the three months ended December 31, 2007 were relatively flat versus the corresponding period in 2006.

Cable Operations Operating Expenses

Cable Operations sales and marketing expenses increased by $12 million for the three months ended December 31, 2007, compared to the corresponding period of 2006, reflecting the significant growth in cable telephony service in addition to certain targeted promotional activities.

The increases in operating, general and administrative costs for the three months ended December 31, 2007 compared to the corresponding period of 2006 were primarily driven by increases in digital cable, Internet and Rogers Home Phone subscriber bases, resulting in higher costs associated with programming content, customer care, technical service and network operations. This increase was partially offset by the elimination of Canadian Radio-television and Telecommunication Commission (“CRTC”) Part II fees.

Rogers Communications Inc.	15	Fourth Quarter 2007 Earnings Press Release

In January 2004, Cable entered into a multi-year agreement with Yahoo! Inc. (“Yahoo!”) to offer Cable's high-speed Internet access subscribers a co-branded broadband experience, which included: Yahoo!’s email functionality; hosting and storage; security, pop-up blocking and parental control tools; digital photo tools; online music and game services; and an array of content in a personalized user environment. Under this agreement, Cable paid portal fees to Yahoo! for these services on a per subscriber basis. On October 31, 2007, Cable and Yahoo! entered into a renegotiated agreement effective January 1, 2008, under which Cable and Yahoo! will share advertising revenue opportunities leveraging the high-speed Internet access subscribers, and Cable will no longer pay portal fees to Yahoo!. This renegotiated agreement will now expire on December 31, 2011. In connection with the renegotiation of this agreement, Cable made a one-time payment to Yahoo! in the fourth quarter of 2007 of $52 million and Cable’s cost of providing its high-speed Internet service will be reduced by approximately $25 million per year over the term of the renegotiated agreement. Rogers’ branding of its Internet service is being transitioned to “Rogers Hi-Speed Internet”, while the online portal will continue to be branded as “Rogers Yahoo!”.

Cable Operations Adjusted Operating Profit

The year-over-year growth in adjusted operating profit was primarily the result of growth in revenue and subscribers in addition to the impact of the elimination of CRTC Part II fees. As a result, Cable Operations adjusted operating profit margins increased to 38.2% for the three months ended December 31, 2007 compared to 37.1% in the corresponding period in 2006.

Cable Operations’ base of circuit-switched local telephony customers, which was acquired in July 2005 through the acquisition of Call-Net, is generally less capital intensive than its on-net cable telephony business but also generates lower margins. As a result, the inclusion of the circuit-switched local telephony business with Cable Operations' on-net in-region telephony business has a dilutive impact on operating profit margins.

ROGERS BUSINESS SOLUTIONS

Summarized Financial Results

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars, except margin)	2007	2006	% Chg	2007	2006	% Chg

RBS operating revenue	$140	$155	(10)	$571	$596	(4)

Operating expenses before the undernoted
Sales and marketing expenses	18	19	(5)	75	70	7
Operating, general and administrative expenses	114	124	(8)	484	477	1
	132	143	(8)	559	547	2
Adjusted operating profit(1)	8	12	(33)	12	49	(76)
Stock option plan amendment(2)	-	-	n/m	(2)	-	n/m
Stock-based compensation recovery(2)	1	-	n/m	-	-	n/m
Integration and restructuring expenses(3)	(17)	(1)	n/m	(29)	(1)	n/m
Operating profit (loss)(1)	$(8)	$11	n/m	$(19)	$48	n/m

Adjusted operating profit margin(1)	5.7%	7.7%		2.1%	8.2%

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
(2)	See the section entitled “Stock-based Compensation Expense”.
(3)	Costs incurred relate to the integration of the operations of Call-Net and the restructuring of RBS.

Rogers Communications Inc.	16	Fourth Quarter 2007 Earnings Press Release

Summarized Subscriber Results

	Three months ended December 31,			Twelve months ended December 31,
(Subscriber statistics in thousands)	2007	2006	Chg	2007	2006	Chg

Local line equivalents (1)
Net additions	6	11	(5)	18	33	(15)
Total local line equivalents(2)				237	205	32

Broadband data circuits(3)
Net additions	1	2	(1)	3	10	(7)
Total broadband data circuits(2)				35	31	4

(1)	Local line equivalents include individual voice lines plus Primary Rate Interfaces (“PRIs”) at a factor of 23 voice lines each.
(2)
Included in total subscribers at December 31, 2007, are approximately 14,000 local line equivalents and 1,000 broadband data circuits acquired from Futureway in June, 2007. These subscribers are not included in net additions for the twelve months ended December 31, 2007.

(3)	Broadband data circuits are those customer locations accessed by data networking technologies including DOCSIS, DSL, E10/100/1000, OC 3/12 and DS 1/3.

RBS Revenue

The decrease in RBS revenues is a result of a decline in long-distance revenues partially offset by an increase in local service and data revenues. During the three months ended December 31, 2007, long-distance revenues declined by $20 million compared to the corresponding period of 2006 due to a decrease in both usage and average revenue per minute. Local service revenue grew by $4 million compared to the corresponding period in 2006. In addition, data revenues (including hardware sales) increased by $1 million compared to the corresponding period of 2006.

RBS Operating Expenses

Carrier charges are included in operating, general and administrative expenses and decreased by $20 million for the three months ended December 31, 2007, due to the decrease in revenue and product mix changes. Carrier charges represented approximately 52% of revenue in the three months ended December 31, 2007, compared to 60% of revenue in the corresponding period of 2006.

The increases in other operating, general and administrative expenses of $10 million for the three months ended December 31, 2007 compared to the corresponding period of the prior year are primarily the result of an increase in overall information technology and network maintenance costs.

Sales and marketing expenses remained consistent with the corresponding period of the prior year, as marketing efforts have primarily targeted the small and medium business markets since early 2007.

RBS Adjusted Operating Profit

The changes described above resulted in RBS adjusted operating profit of $8 million for the three months ended December 31, 2007, compared to adjusted operating profit of $12 million in the corresponding period of 2006.

Rogers Communications Inc.	17	Fourth Quarter 2007 Earnings Press Release

Integration and Restructuring Expenses

During the fourth quarter of 2007, most RBS new customer acquisition efforts in the enterprise and larger business segments and outside of Cable's footprint were suspended, resulting in certain staff reductions and the incurrence of approximately $11 million in severance costs. In addition, consulting and contract termination costs of $3 million related to the restructuring and $3 million of integration expenses related to the acquisition of Call-Net were incurred. Capital spending requirements on information technology and network builds were also reduced. RBS will continue to maximize operating profit through its existing customer base while at the same time Cable will increase its sales efforts on the smaller business portion of the market within its traditional cable television footprint where it is able to serve customers with voice and data telephony services provisioned over its own infrastructure.

ROGERS RETAIL

Summarized Financial Results

In January 2007, Rogers Retail acquired approximately 170 retail locations from Wireless. The results of the activities of these stores have been included in the Rogers Retail results of operations since January 1, 2007.

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars)	2007	2006	% Chg	2007	2006	% Chg

Rogers Retail operating revenue	$105	$84	25	$393	$310	27

Operating expenses	108	82	32	397	297	34
Adjusted operating profit (loss)(1)	(3)	2	n/m	(4)	13	n/m
Stock option plan amendment(2)	-	-	n/m	(5)	-	n/m
Stock-based compensation expense(2)	-	-	n/m	(1)	-	n/m
Restructuring expenses(3)	-	(1)	n/m	-	(6)	n/m
Operating profit (loss)(1)	$(3)	$1	n/m	$(10)	$7	n/m

Adjusted operating profit (loss) margin(1)	(2.9%)	2.4%		(1.0%)	4.2%

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
(2)	See the section entitled “Stock-based Compensation Expense”.
(3)	Costs related to the closure of 21 Retail stores in the first quarter of 2006.

Rogers Retail Revenue

The increase in Rogers Retail revenue of $21 million for the three months ended December 31, 2007, compared to the corresponding period of 2006 was the result of the acquisition of 170 retail stores from Wireless in January 2007, partially offset by a decline in video rental and sales revenues of $2 million, resulting from fewer transactions and customer visits, and a reduction in late fee revenue.

Rogers Communications Inc.	18	Fourth Quarter 2007 Earnings Press Release

Rogers Retail Adjusted Operating Profit (Loss)

Rogers Retail recorded an adjusted operating loss of $3 million for the three months ended December 31, 2007, compared to an adjusted operating profit of $2 million in the corresponding period of the prior year, which is the result of fewer customer visits and increased sales and marketing expenses.

CABLE ADDITIONS TO PP&E

The Cable Operations segment categorizes its PP&E expenditures according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and which facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, Cable Operations additions to PP&E are classified into the following five categories:

•	Customer premise equipment (“CPE”), which includes the equipment for digital set-top terminals, Internet modems and the associated installation costs;
•	Scalable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs to-date of the cable telephony initiative;
•	Line extensions, which includes network costs to enter new service areas;
•	Upgrades and rebuild, which includes the costs to modify or replace existing coaxial cable, fibre-optic equipment and network electronics; and
•	Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

Summarized Cable PP&E Additions

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars)	2007	2006(1)	% Chg	2007	2006(1)	% Chg

Additions to PP&E
Customer premise equipment	$91	$106	(14)	$304	$307	(1)
Scalable infrastructure	72	80	(10)	167	184	(9)
Line extensions	15	22	(32)	57	64	(11)
Upgrades and rebuild	14	5	180	43	10	n/m
Support capital	54	46	17	139	120	16
Total Cable Operations(2)	246	259	(5)	710	685	4
Rogers Business Solutions(3)	25	48	(48)	83	98	(15)
Rogers Retail	9	6	50	21	11	91
	$280	$313	(11)	$814	$794	3

(1)	Certain prior year amounts have been reclassified to conform with the current year presentation.
(2)	Included in Cable Operations PP&E additions are costs related to the integration of Call-Net of $1 million and $5 million for the three months ended December 31, 2007 and 2006, respectively.
(3)	Included in RBS PP&E additions are costs related to the integration of Call-Net of $1 million and $4 million for the three months ended December 31, 2007 and 2006, respectively.

Cable Operations PP&E additions are primarily attributable to higher spending on support capital relating to a larger subscriber base. Spending on upgrades and rebuilds was driven by upgrades and improvements to its cable systems in the Atlantic provinces and rural areas in Ontario.

RBS PP&E additions for the three months ended December 31, 2007 decreased compared to the corresponding period of the prior year primarily due to the purchase of Group Telecom/360Networks assets from Bell Canada in the fourth quarter of 2006.

The increase in Rogers Retail PP&E additions is attributable to improvements made to certain retail stores acquired from Wireless in January 2007 and to improvements related to new retail stores.

Rogers Communications Inc.	19	Fourth Quarter 2007 Earnings Press Release

MEDIA

Summarized Media Financial Results

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars, except margin)	2007(1)	2006	% Chg	2007(1)	2006	% Chg

Operating revenue	$364	$317	15	$1,317	$1,210	9

Operating expenses before the undernoted	301	269	12	1,141	1,054	8
Adjusted operating profit(2)	63	48	31	176	156	13
Stock option plan amendment(3)	-	-	n/m	(84)	-	n/m
Stock-based compensation expense(3)	(1)	(1)	-	(10)	(5)	100
Operating profit(2)	$62	$47	32	$82	$151	(46)

Adjusted operating profit margin(2)	17.3%	15.1%		13.4%	12.9%

Additions to property, plant and equipment(2)	$32	$16	100	$77	$48	60

(1)	The operating results of Citytv are included in Media’s results of operations from the date of acquisition on October 31, 2007.
(2)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.
(3)	See the section entitled “Stock-based Compensation Expense”.

Media Revenue

The increase in Media revenue for the three months ended December 31, 2007 over the corresponding period in 2006 reflects growth across most of Media’s divisions. Rogers Publishing revenue in 2007 was positively impacted by increased advertising revenue and sales of certain magazines, which was partially offset by a decrease in revenue related to the closure of certain publications. Rogers Radio revenue increased due to a combination of organic growth and the acquisition of five radio stations in Alberta in January 2007. Rogers Sportsnet revenue increased over the corresponding periods of the prior year due to higher advertising revenue and subscriber fees. Rogers television operations generated strong increases in national advertising for the quarter, and the acquisition of Citytv, which closed on October 31, 2007, contributed $28 million to revenue in the quarter. The Shopping Channel revenue remained consistent with the prior year as increased sales of fashion and electronic goods were offset by lower sales of home furnishing products. A decrease in Rogers Sports Entertainment revenue compared to the corresponding period of the prior year was due to lower admissions revenue from Blue Jays games resulting from fewer games in the fourth quarter of 2007 compared to the corresponding period of the prior year. This decrease was partially offset by an increase in Rogers Centre revenue resulting from higher event rentals.

Media Operating Expenses

The increase in Media operating expenses for the three months ended December 31, 2007 compared to the corresponding period in 2006, is primarily due to operating costs of Citytv, the five Alberta radio stations, higher Blue Jays payroll costs at Rogers Sports Entertainment, and higher production costs at Rogers Sportsnet resulting from additional NFL and NHL broadcasts. These increases were partially offset by lower general and administrative costs and by the elimination of CRTC Part II fees.

Rogers Communications Inc.	20	Fourth Quarter 2007 Earnings Press Release

Media Adjusted Operating Profit

The growth in Media’s adjusted operating profit for the three months ended December 31, 2007 from the corresponding period in 2006 reflects growth across most of Media’s divisions, in addition to the impact of the elimination of CRTC Part II fees, offset by an adjusted operating loss at Rogers Sports Entertainment. Excluding Rogers Sports Entertainment, Media’s adjusted operating profit margins would have been 18.7% and 16.1% for the three months ended December 31, 2007 and 2006, respectively.

Media Additions to PP&E

The majority of Media’s PP&E additions in the three months ended December 31, 2007 reflect building improvements related to the relocation of Rogers Sportsnet and building improvements to the Rogers Centre.

OVERVIEW OF RECENT FINANCING AND SHARE CAPITAL ACTIVITIES

Consolidated Liquidity and Capital Resources

Operations

For the three months ended December 31, 2007, cash generated from operations before changes in non-cash operating working capital items, which is calculated by eliminating the effect of all non-cash items from net income, increased to $791 million from $629 million in the corresponding period of 2006. The $162 million increase is primarily the result of a $189 million increase in adjusted operating profit.

Taking into account the changes in non-cash operating working capital items for the three months ended December 31, 2007, cash generated from operations was $839 million, compared to $702 million in the corresponding period of 2006.

The cash flow generated from operations of $839 million, together with $205 million aggregate net advances borrowed under our bank credit facility and $1 million received from the issuance of Class B Non-Voting shares under the exercise of employee stock options, resulted in total net funds of approximately $1,045 million raised in the three months ended December 31, 2007.

Net funds used during the three months ended December 31, 2007 totalled approximately $1,028 million, the details of which include funding:

•	additions to PP&E of $505 million, net of $119 million of related changes in non-cash working capital;

•	the payment of quarterly dividends of $80 million on our Class A Voting and Class B Non-Voting shares;

Rogers Communications Inc.	21	Fourth Quarter 2007 Earnings Press Release

•	acquisitions and other net investments aggregating $417 million, including the acquisition of the five Citytv television stations in October 2007 for $405 million including acquisition costs; and

•	additions to program rights of $26 million.

Taking into account the cash deficiency of $78 million at the beginning of the period and the cash sources and uses described above, the cash deficiency at December 31, 2007 was $61 million.

Financing

Our long-term debt instruments are described in Note 15 to the 2006 Annual Audited Consolidated Financial Statements.

As mentioned above, during the three months ended December 31, 2007, $205 million aggregate net advances were borrowed under our bank credit facility.

Shelf Prospectuses

In order to maintain financial flexibility, in November 2007 RCI filed shelf prospectuses with securities regulators to qualify debt securities of RCI for sale in Canada and/or in the U.S. A previously filed shelf prospectus expired during 2006. The notice set forth in this paragraph does not constitute an offer of any securities for sale.

Normal Course Issuer Bid

In January 2008 RCI applied to the Toronto Stock Exchange (“TSX”) to make a NCIB, which was accepted by the TSX on January 10, 2008, for purchases of its Class B Non-Voting shares through the facilities of the TSX. The maximum number of Class B Non-Voting shares which may be purchased pursuant to the NCIB is the lesser of 15 million, representing approximately 3% of the number of Class B Non-Voting shares outstanding at December 31, 2007, and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $300 million. The actual number of Class B Non-Voting shares purchased, if any, and the timing of such purchases, will be determined by RCI considering market conditions, stock prices, its cash position, and other factors.

Interest Rate and Foreign Exchange Management

Economic Hedge Analysis

For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures in that we include all cross-currency interest rate exchange agreements (whether or not they qualify as hedges for accounting purposes) since all such agreements are used for risk management purposes only and are designated as a hedge of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of U.S. dollar-denominated long-term debt reflects the contracted foreign exchange rate for all of our cross-currency interest rate exchange agreements regardless of qualifications for accounting purposes as a hedge.  At December 31, 2007, all of our U.S. dollar-denominated debt was hedged with respect to foreign exchange fluctuations using cross-currency interest rate exchange agreements that qualify as hedges for accounting purposes.

Rogers Communications Inc.	22	Fourth Quarter 2007 Earnings Press Release

During the three months ended December 31, 2007, there was no change in our U.S. dollar-denominated debt or in our cross-currency interest rate exchange agreements.  As a result, on December 31, 2007 100% of our U.S. dollar-denominated debt was hedged on an economic basis and on an accounting basis.

Consolidated Hedged Position

(In millions of dollars, except percentages)	December 31, 2007			December 31, 2006

U.S. dollar-denominated long-term debt	US $	4,190		US $	4,895

Hedged with cross-currency interest rate exchange agreements	US $	4,190		US $	4,475

Hedged exchange rate		1.3313			1.3229

Percent hedged		100.0	%(1)		91.4%

Amount of long-term debt (2) at fixed rates:

Total long-term debt	Cdn $	7,454		Cdn $	7,658
Total long-term debt at fixed rates	Cdn $	6,214		Cdn $	6,851
Percent of long-term debt fixed		83.4%			89.5%

Weighted average interest rate on long-term debt		7.53%			7.98%

(1)
Pursuant to the requirements for hedge accounting under Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3865, Hedges, on December 31, 2007, RCI accounted for 100% of its cross-currency interest rate exchange agreements as hedges against designated U.S. dollar-denominated debt.

(2)	Long-term debt includes the effect of the cross-currency interest rate exchange agreements.

Composition of Fair Market Value Liability for Derivative Instruments

(In millions of dollars)	December 31, 2007	January 1, 2007(1)

Foreign exchange related	$1,719	$858
Interest rate related	85	436
Total carrying value	$1,804	$1,294

(1)	After adoption of new financial instrument accounting standards.

Outstanding Common Share Data

Set out below is our outstanding common share data as at December 31, 2007.

Rogers Communications Inc.	23	Fourth Quarter 2007 Earnings Press Release

Common Shares(1)	December 31, 2007

Class A Voting	112,462,014
Class B Non-Voting	527,004,533

Options to Purchase Class B Non-Voting Shares	December 31, 2007

Outstanding Options	15,586,066
Outstanding Options Exercisable	11,409,666

(1)
Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or RCI's constating documents that an offer be made for the outstanding Class B Non-Voting shares and there is no other protection available to shareholders under RCI's constating documents. If an offer is made to purchase both Class A Voting shares and Class B Non-Voting shares, the offer for the Class A Voting shares may be made on different terms than the offer to the holders of Class B Non-Voting shares.

Dividends and Other Payments on Equity Securities

On November 1, 2007, we declared a quarterly dividend of $0.125 per share on each of the outstanding Class A Voting and Class B Non-Voting shares. This quarterly dividend totalling $80 million was paid on January 2, 2008 to shareholders of record on December 12, 2007.

On January 7, 2008, our Board of Directors approved an increase in the annual dividend from $0.50 to $1.00 per Class A Voting and Class B Non-Voting share effective with the next quarterly dividend. The new annual dividend of $1.00 per share will be paid in quarterly amounts of $0.25 per each outstanding Class A Voting and Class B Non-Voting share. Such quarterly dividends are only payable as and when declared by our Board of Directors and there is no entitlement to any dividend prior thereto.

2008 GUIDANCE

We currently have no changes to our full year 2008 financial and operating metric guidance ranges which we provided on January 7, 2008. (See the section entitled "Caution Regarding Forward-Looking Statements, Risks and Assumptions" below.)

Rogers Communications Inc.	24	Fourth Quarter 2007 Earnings Press Release

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

Calculations of Wireless Non-GAAP Measures
(In millions of dollars, subscribers in thousands,	Three months ended December 31,		Twelve months ended December 31,
except ARPU figures and operating profit margin)	2007	2006	2007	2006

Postpaid ARPU (monthly)
Postpaid (voice and data) revenue	$1,283	$1,095	$4,868	$4,084
Divided by: average postpaid wireless voice and data subscribers	5,832	5,287	5,618	5,059
Divided by: 3 months for the quarter and 12 months for year-to-date	3	3	12	12
	$73.33	$69.04	$72.21	$67.27

Prepaid ARPU (monthly)
Prepaid (voice and data) revenue	$70	$61	$273	$214
Divided by: average prepaid subscribers	1,406	1,342	1,382	1,322
Divided by: 3 months for the quarter and 12 months for year-to-date	3	3	12	12
	$16.59	$15.15	$16.46	$13.49

Cost of acquisition per gross addition
Total sales and marketing expenses	$186	$186	$653	$604
Equipment margin loss (acquisition related)	43	57	149	196
	$229	$243	$802	$800
Divided by: total gross wireless additions (postpaid, prepaid and one-way messaging)	520	569	1,998	2,007
	$440	$427	$401	$399

Operating expense per average subscriber (monthly)
Operating, general and administrative expenses	$414	$361	$1,558	$1,361
Equipment margin loss (retention related)	55	35	205	165
	$469	$396	$1,763	$1,526
Divided by: average total wireless subscribers	7,357	6,767	7,128	6,528
Divided by: 3 months for the quarter and 12 months for year-to-date	3	3	12	12
	$21.25	$19.51	$20.61	$19.48

Equipment margin loss
Equipment sales	$110	$97	$349	$267
Cost of equipment sales	(208)	(189)	(703)	(628)
	$(98)	$(92)	$(354)	$(361)

Acquisition related	$(43)	$(57)	$(149)	$(196)
Retention related	(55)	(35)	(205)	(165)
	$(98)	$(92)	$(354)	$(361)

Adjusted operating profit margin
Adjusted operating profit	$658	$521	$2,589	$1,987
Divided by network revenue	1,356	1,160	5,154	4,313
Adjusted operating profit margin	48.5%	44.9%	50.2%	46.1%

Rogers Communications Inc.	25	Fourth Quarter 2007 Earnings Press Release

Calculations of Cable Non-GAAP Measures

(In millions of dollars, subscribers in thousands,	Three months ended December 31,		Twelve months ended December 31,
except ARPU figures and operating profit margin)	2007	2006(1)	2007	2006(1)

Core Cable ARPU
Core Cable revenue	$397	$367	$1,540	$1,421
Divided by: average basic cable subscribers	2,283	2,273	2,276	2,261
Divided by: 3 months for the quarter and 12 months for year-to-date	3	3	12	12
	$57.97	$53.83	$56.39	$52.37

Internet ARPU
Internet revenue	$160	$138	$608	$523
Divided by: average Internet (residential) subscribers	1,454	1,296	1,388	1,234
Divided by: 3 months for the quarter and 12 months for year-to-date	3	3	12	12
	$36.67	$35.50	$36.51	$35.32

Cable Operations adjusted operating profit margin:
Adjusted operating profit	$260	$224	$1,008	$854
Divided by revenue	680	604	2,603	2,299
Cable Operations adjusted operating profit margin	38.2%	37.1%	38.7%	37.1%

RBS adjusted operating profit margin:
Adjusted operating profit	$8	$12	$12	$49
Divided by revenue	140	155	571	596
RBS adjusted operating profit margin	5.7%	7.7%	2.1%	8.2%

(1)	Certain prior year amounts have been reclassified to conform to the current year presentation.

Rogers Communications Inc.	26	Fourth Quarter 2007 Earnings Press Release

Rogers Communications Inc.
Unaudited Consolidated Statements of Income

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
(In millions of dollars, except per share amounts)	2007	2006	2007	2006

Operating revenue	$2,687	$2,370	$10,123	$8,838
Operating expenses:
Cost of sales	245	281	961	956
Sales and marketing	336	353	1,322	1,226
Operating, general and administrative	1,205	980	4,251	3,763
Stock option plan amendment	-	-	452	-
Integration and restructuring	17	4	38	18
Depreciation and amortization	408	395	1,603	1,584
Operating income	476	357	1,496	1,291

Interest on long-term debt	(138)	(151)	(579)	(620)
	338	206	917	671

Loss on repayment of long-term debt	-	(1)	(47)	(1)
Foreign exchange gain (loss)	1	(39)	54	2
Change in the fair value of derivative instruments	(3)	24	(34)	(4)
Other income	2	(1)	(4)	10
Income before income taxes	338	189	886	678
Income tax expense (reduction):
Current	(2)	(7)	(1)	(5)
Future	86	20	250	61

Net income for the period	$254	$176	$637	$622

Net income per share:
Basic	$0.40	$0.28	$1.00	$0.99
Diluted	0.40	0.27	0.99	0.97

Rogers Communications Inc.	27	Fourth Quarter 2007 Earnings Press Release

Rogers Communications Inc.
Unaudited Consolidated Statements of Cash Flows

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
(In millions of dollars)	2007	2006	2007	2006

Cash provided by (used in):
Operating activities:
Net income for the period	$254	$176	$637	$622
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	408	395	1,603	1,584
Program rights and Rogers Retail rental depreciation	35	20	92	75
Future income taxes	86	20	250	61
Unrealized foreign exchange loss (gain)	-	38	(46)	2
Change in the fair value of derivative instruments	3	(24)	34	4
Loss on repayment of long-term debt	-	1	47	1
Stock option plan amendment	-	-	452	-
Stock-based compensation expense	4	12	62	49
Amortization of fair value increment of long-term debt and derivatives	(1)	(3)	(6)	(11)
Sale of income tax losses to related party	-	-	-	13
Other	2	(6)	10	(14)
	791	629	3,135	2,386
Change in non-cash operating working capital items	48	73	(310)	63
	839	702	2,825	2,449
Investing activities:
Additions to property, plant and equipment	(624)	(554)	(1,796)	(1,712)
Change in non-cash working capital items related to property, plant and equipment	119	151	(20)	134
Acquisitions, net of cash and cash equivalents acquired	(408)	(4)	(537)	(4)
Additions to program rights	(26)	(4)	(67)	(32)
Other	(9)	(2)	(18)	(19)
	(948)	(413)	(2,438)	(1,633)
Financing activities:
Issuance of long-term debt	690	274	5,476	1,098
Repayment of long-term debt	(485)	(554)	(5,623)	(1,836)
Premium on repayment of long-term debt	-	-	(59)	-
Financing costs incurred	-	-	(4)	-
Issuance of capital stock on exercise of stock options	1	11	27	74
Dividends paid on Class A Voting and Class B Non-Voting shares	(80)	-	(211)	(47)
Proceeds on settlement of cross-currency interest rate exchange agreements and forward contracts	-	-	838	-
Payment on settlement of cross-currency interest rate exchange agreements and forward contracts	-	(10)	(873)	(20)
	126	(279)	(429)	(731)
Increase (decrease) in cash and cash equivalents	17	10	(42)	85

Cash deficiency, beginning of period	(78)	(29)	(19)	(104)

Cash deficiency, end of period	$(61)	$(19)	$(61)	$(19)

Supplemental cash flow information:
Income taxes paid	$-	$-	$1	$5
Interest paid	177	187	605	650

Cash and cash equivalents (deficiency) are defined as cash and short-term deposits which have an original maturity of less than 90 days, less bank advances.

Change in Non-Cash Working Capital Items

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
(In millions of dollars)	2007	2006	2007	2006

Cash provided by (used in):
Increase in accounts receivable	$(51)	$(73)	$(122)	$(198)
Increase (decrease) in accounts payable and accrued liabilities	68	93	(115)	231
Increase (decrease) in unearned revenue	14	12	(2)	51
Decrease (increase) in other assets	17	41	(71)	(21)

	$48	$73	$(310)	$63

Rogers Communications Inc.	28	Fourth Quarter 2007 Earnings Press Release

Rogers Communications Inc.
Unaudited Consolidated Balance Sheets

	December 31,	December 31,
(In millions of dollars)	2007	2006

Assets

Current assets
Accounts receivable	$1,245	$1,077
Other current assets	304	270
Future income tax assets	594	387
	2,143	1,734
Property, plant and equipment	7,289	6,732
Goodwill	3,027	2,779
Intangible assets	2,086	2,152
Investments	485	139
Deferred charges	111	118
Other long-term assets	184	152
Future income tax assets	-	299

	$15,325	$14,105

Liabilities and Shareholders' Equity

Liabilities
Current liabilities
Bank advances, arising from outstanding cheques	$61	$19
Accounts payable and accrued liabilities	2,260	1,766
Current portion of long-term debt	1	451
Current portion of derivative instruments	195	7
Unearned revenue	225	227
	2,742	2,470

Long-term debt	6,032	6,537
Derivative instruments	1,609	769
Future income tax liabilities	104	-
Other long-term liabilities	214	129
	10,701	9,905

Shareholders' equity	4,624	4,200

	$15,325	$14,105

Rogers Communications Inc.	29	Fourth Quarter 2007 Earnings Press Release

SUPPLEMENTARY INFORMATION

Calculations of Adjusted Operating Profit, Net Income and Earnings Per Share

	Three months ended December 31,		Twelve months ended December 31,
(In millions of dollars, number of shares outstanding in millions)	2007	2006	2007	2006

Operating profit	$884	$752	$3,099	$2,875
Add:
Stock option plan amendment	-	-	452	-
Stock-based compensation expense	4	12	62	49
Integration and restructuring expenses
Cable	17	4	38	15
Wireless	-	-	-	3
Contract renegotiation fee	52	-	52	-
Adjusted operating profit	$957	$768	$3,703	$2,942

Net income	$254	$176	$637	$622
Add:
Stock option plan amendment	-	-	452	-
Stock-based compensation expense	4	12	62	49
Integration and restructuring expenses
Cable	17	4	38	15
Wireless	-	-	-	3
Contract renegotiation fee	52	-	52	-
Loss on repayment of long-term debt	-	1	47	1
Income tax impact	(25)	(1)	(222)	(6)
Adjusted net income	$302	$192	$1,066	$684

Basic earnings per share:
Adjusted net income	$302	$192	$1,066	$684
Divided by: weighted average number of shares outstanding	639	635	638	632
Adjusted basic earnings per share	$0.47	$0.30	$1.67	$1.08

Diluted earnings per share:
Adjusted net income	$302	$192	$1,066	$684
Divided by: diluted weighted average number of shares outstanding	639	647	642	642
Adjusted diluted earnings per share	$0.47	$0.30	$1.66	$1.07

Rogers Communications Inc.	30	Fourth Quarter 2007 Earnings Press Release

Investments
		December 31,		December 31,
(In millions of dollars)		2007		2006

			Quoted
		Carrying	Market	Carrying
		Value	Value	Value

Investments accounted for by the equity method		$12		$7

Publicly traded companies, at quoted market value in 2007:

Cogeco Cable Inc. 6,595,675	Subordinate Voting
Common shares		315	$214	69

Cogeco Inc. 3,399,800	Subordindate Voting
Common shares		134	100	44

Other publicly traded companies		16	15	4
		465	329	117

Private companies		8		15

		$485		$139

Rogers Communications Inc.	31	Fourth Quarter 2007 Earnings Press Release

Long-term Debt
	Due	Principal	Interest	December 31,	December 31,
(In millions of dollars)	date	amount	Rate	2007	2006

Corporate:
Bank credit facility(1)			Floating	$1,240	$-
Formerly Rogers Wireless Inc.:
Floating Rate Senior Notes	2010	$ U.S. 550	Floating	-	641
Senior Notes	2011	U.S. 490	9.625%	484	571
Senior Notes	2011	460	7.625%	460	460
Senior Notes	2012	U.S. 470	7.25%	464	548
Senior Notes	2014	U.S. 750	6.375%	741	874
Senior Notes	2015	U.S. 550	7.50%	543	641
Senior Debentures	2016	U.S. 155	9.75%	-	181
Senior Subordinated Notes	2012	U.S. 400	8.00%	395	466
Fair value increment arising from purchase accounting				17	36

Formerly Rogers Cable Inc.:
Senior Notes	2007	450	7.60%	-	450
Senior Notes	2011	175	7.25%	175	175
Senior Notes	2012	U.S. 350	7.875%	346	408
Senior Notes	2013	U.S. 350	6.25%	346	408
Senior Notes	2014	U.S. 350	5.50%	346	408
Senior Notes	2015	U.S. 280	6.75%	277	326
Senior Debentures	2032	U.S. 200	8.75%	198	233

Media:
Bank credit facility(1)			Floating	-	160

Capital leases and other			Various	1	2
				6,033	6,988

Less current portion				1	451
				$6,032	$6,537

(1)
On June 29, 2007, the $1 billion Cable and credit facility, the $700 million Wireless bank credit facility and the $600 million Media bank credit facility were cancelled and we entered into a new unsecured $2.4 billion bank credit facility, the initial proceeds of which were used to repay and cancel each of the Cable, Wireless and Media bank credit facilities.

Rogers Communications Inc.	32	Fourth Quarter 2007 Earnings Press Release

Shareholders’ Equity
Year Ended December 31, 2007

							Accumulated
							other
	Class A Voting Shares		Class B Non-Voting Shares			Retained	comprehensive	Total
		Number of		Number of	Contributed	earnings	Income	Shareholders'
	Amount	shares	Amount	shares	Surplus	(deficit)	(loss)	Equity
		(000s)		(000s)

Balances, beginning of period:
As previously reported	$72	112,468	$425	523,232	$3,736	$(33)	$-	$4,200
Change in accounting policy related to financial instruments	-	-	-	-	-	3	(214)	(211)
As restated	72	112,468	425	523,232	3,736	(30)	(214)	3,989
Net income for the year	-	-	-	-	-	637	-	637
Class A Voting shares converted to Class B Non-Voting shares	-	(6)	-	6	-	-	-	-
Stock option plan amendment	-	-	-	-	(50)		-	(50)
Shares issued on exercise of stock options	-	-	46	3,767	(9)	-	-	37
Stock-based compensation	-	-	-	-	12	-	-	12
Dividends declared	-	-	-	-	-	(265)	-	(265)
Other comprehensive income	-	-	-	-	-	-	264	264
Balances, end of period	$72	112,462	$471	527,005	$3,689	$342	$50	$4,624

Calculation of Net Income Per Share

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
(In millions, except per share amounts)	2007	2006	2007	2006

Numerator:
Net income for the period, basic and diluted	$254	$176	$637	$622

Denominator (in millions):
Weighted average number of shares outstanding - basic	639	635	638	632
Effect of dilutive securities:
Employee stock options	-	12	4	10
Weighted average number of shares outstanding - diluted	639	647	642	642

Net income per share:
Basic	$0.40	$0.28	$1.00	$0.99
Diluted	0.40	0.27	0.99	0.97

Rogers Communications Inc.	33	Fourth Quarter 2007 Earnings Press Release

Segmented Information
For the Three Months Ended December 31, 2007

(In millions of dollars)	Wireless	Cable	Media	Corporate items and eliminations	Consolidated Totals

Operating revenue	$1,466	$923	$364	$(66)	$2,687
Operating expenses
Cost of sales	208	51	46	(60)	245
Sales and marketing	186	137	66	(53)	336
Operating, general and administrative	416	520	190	79	1,205
Integration and restructuring	-	17	-	-	17
	656	198	62	(32)	884
Depreciation and amortization	133	194	15	66	408
Operating income (loss)	$523	$4	$47	$(98)	476
Interest on long-term debt					(138)
Loss on repayment of long-term debt					-
Foreign exchange gain					1
Change in fair value of derivative instruments					(3)
Other income					2
Income before income taxes					$338
Additions to PP&E	$252	$280	$32	$60	$624

For the Three Months Ended December 31, 2006

(In millions of dollars)	Wireless	Cable	Media	Corporate items and eliminations	Consolidated Totals

Operating revenue	$1,257	$842	$317	$(46)	$2,370
Operating expenses
Cost of sales	189	44	48	-	281
Sales and marketing	186	108	58	1	353
Operating, general and administrative	365	455	164	(4)	980
Integration and restructuring	-	4	-	-	4
	517	231	47	(43)	752
Management fees (recovery)	3	17	6	(26)	-
Depreciation and amortization	165	174	13	43	395
Operating income (loss)	$349	$40	$28	$(60)	357
Interest on long-term debt					(151)
Loss on repayment of long-term debt					(1)
Foreign exchange loss					(39)
Change in fair value of derivative instruments					24
Other expense					(1)
Income before income taxes					$189
Additions to PP&E	$201	$313	$16	$24	$554

Rogers Communications Inc.	34	Fourth Quarter 2007 Earnings Press Release

Segmented Information
For the Twelve Months Ended December 31, 2007

(In millions of dollars)	Wireless	Cable	Media	Corporate items and eliminations	Consolidated Totals

Operating revenue	$5,503	$3,558	$1,317	$(255)	$10,123
Operating expenses
Cost of sales	703	186	173	(101)	961
Sales and marketing	653	519	226	(76)	1,322
Operating, general and administrative	1,569	1,900	752	30	4,251
Stock option plan amendment	46	113	84	209	452
Integration and restructuring	-	38	-	-	38
	2,532	802	82	(317)	3,099
Depreciation and amortization	560	737	52	254	1,603
Operating income (loss)	$1,972	$65	$30	$(571)	1,496
Interest on long-term debt					(579)
Loss on repayment of long-term debt					(47)
Foreign exchange gain					54
Change in fair value of derivative instruments					(34)
Other expense					(4)
Income before income taxes					$886
Additions to PP&E	$822	$814	$77	$83	$1,796

For the Twelve Months Ended December 31, 2006

(In millions of dollars)	Wireless	Cable	Media	Corporate items and eliminations	Consolidated Totals

Operating revenue	$4,580	$3,201	$1,210	$(153)	$8,838
Operating expenses
Cost of sales	628	153	175	-	956
Sales and marketing	604	412	206	4	1,226
Operating, general and administrative	1,376	1,731	678	(22)	3,763
Integration and restructuring	3	15	-	-	18
	1,969	890	151	(135)	2,875
Management fees (recovery)	12	64	17	(93)	-
Depreciation and amortization	630	662	52	240	1,584
Operating income (loss)	$1,327	$164	$82	$(282)	1,291
Interest on long-term debt					(620)
Loss on repayment of long-term debt					(1)
Foreign exchange gain					2
Change in fair value of derivative instruments					(4)
Other income					10
Income before income taxes					$678
Additions to PP&E	$684	$794	$48	$186	$1,712

Rogers Communications Inc.	35	Fourth Quarter 2007 Earnings Press Release

Segmented Information
For the Three Months Ended December 31, 2007

	Cable
(In millions of dollars)	Cable Operations	RBS	Rogers Retail	Corporate items and eliminations	Total Cable

Operating revenue	$680	$140	$105	$(2)	$923
Operating expenses
Cost of sales	-	-	51	-	51
Sales and marketing	69	18	50	-	137
Operating, general and administrative	402	113	7	(2)	520
Integration and restructuring	-	17	-	-	17
	$209	$(8)	$(3)	$-	$198
Depreciation and amortization					194
Operating income					$4
Additions to PP&E	$246	$25	$9	$-	$280

For the Three Months Ended December 31, 2006

	Cable
(In millions of dollars)	Cable Operations	RBS	Rogers Retail	Corporate items and eliminations	Total Cable

Operating revenue	$604	$155	$84	$(1)	$842
Operating expenses
Cost of sales	-	-	44	-	44
Sales and marketing	57	19	32	-	108
Operating, general and administrative	326	124	6	(1)	455
Integration and restructuring	2	1	1	-	4
	$219	$11	$1	$-	$231
Management fees					17
Depreciation and amortization					174
Operating income					$40
Additions to PP&E	$259	$48	$6	$-	$313

Rogers Communications Inc.	36	Fourth Quarter 2007 Earnings Press Release

Segmented Information
For the Twelve Months Ended December 31, 2007

	Cable
(In millions of dollars)	Cable Operations	RBS	Rogers Retail	Corporate items and eliminations	Total Cable

Operating revenue	$2,603	$571	$393	$(9)	$3,558
Operating expenses
Cost of sales	-	-	186	-	186
Sales and marketing	257	75	187	-	519
Operating, general and administrative	1,400	484	25	(9)	1,900
Stock option plan amendment	106	2	5	-	113
Integration and restructuring	9	29	-	-	38
	$831	$(19)	$(10)	$-	$802
Depreciation and amortization					737
Operating income					$65
Additions to PP&E	$710	$83	$21	$-	$814

For the Twelve Months Ended December 31, 2006

	Cable
(In millions of dollars)	Cable Operations	RBS	Rogers Retail	Corporate items and eliminations	Total Cable

Operating revenue	$2,299	$596	$310	$(4)	$3,201
Operating expenses
Cost of sales	-	-	153	-	153
Sales and marketing	219	70	123	-	412
Operating, general and administrative	1,237	477	21	(4)	1,731
Integration and restructuring	8	1	6	-	15
	$835	$48	$7	$-	$890
Management fees					64
Depreciation and amortization					662
Operating income (loss)					$164
Additions to PP&E	$685	$98	$11	$-	$794

Rogers Communications Inc.	37	Fourth Quarter 2007 Earnings Press Release

Audited Full Year 2007 Financial Statements

In early March 2008, we intend to file with securities regulators in Canada and the U.S. our Audited Annual Consolidated Financial Statements and Notes thereto for the year ended December 31, 2007 and MD&A in respect of such annual financial statements. Notification of such filings will be made by a press release and such statements will be made available on the rogers.com, sedar.com, and sec.gov websites or upon request.

Caution Regarding Forward-Looking Statements, Risks and Assumptions

This release includes forward-looking statements and assumptions concerning the future performance of our business, its operations and its financial performance and condition approved by management on the date of this release and is provided for the purpose of providing to shareholders management's current views. Such views may not be appropriate for other purposes and, in any event, are only current as of the date hereof. These forward-looking statements include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions. These forward-looking statements include, but are not limited to, guidance relating to revenue, operating profit and PP&E expenditures and free cash flow, expected growth in subscribers, the deployment of new services and all other statements that are not historical facts. Such forward-looking statements are based on current expectations and various factors and assumptions applied that we believe to be reasonable at the time, including but not limited to, general economic and industry growth rates, currency exchange rates, product pricing levels and competitive intensity, subscriber growth and usage rates, changes in government regulation, technology deployment, content and equipment costs, the integration of acquisitions, and industry structure and stability.

Except as otherwise indicated, this release does not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or may occur after the date of the financial information contained herein.

We caution that all forward-looking information is inherently uncertain and that actual results may differ materially from the assumptions, estimates or expectations reflected in the forward-looking information. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including but not limited to economic conditions, technological change, the integration of acquisitions, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, litigation and tax matters, and the level of competitive intensity, many of which are beyond our control. Therefore, should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary significantly from what we currently foresee.  Accordingly, we warn investors to exercise caution when considering any such forward-looking information herein and to not place undue reliance on such statements and assumptions. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise, except as required by law.

Rogers Communications Inc.	38	Fourth Quarter 2007 Earnings Press Release

Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, see the MD&A sections of our 2006 Annual Report entitled “Risks and Uncertainties Affecting Our Businesses” (found on pages 53 to 59), as well as the “Updates to Risks and Uncertainties” and “Government Regulation and Regulatory Developments” sections of our Third Quarter 2007 MD&A. Our annual and quarterly reports can be found at www.rogers.com, www.sedar.com, and www.sec.gov or are available directly from Rogers.

Additional Information

Additional information relating to us, including our Annual Information Form, and discussions of our most recent quarterly results, may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

About the Company

We are a diversified Canadian communications and media company. We are engaged in wireless voice and data communications services through Rogers Wireless, Canada's largest wireless provider and the operator of the country's only national GSM based network. Through Rogers Cable we are Canada's leading provider of cable television services as well as high-speed Internet access and competitive telephony services. Through Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

For further information about the Rogers group of companies, please visit www.rogers.com.

Investment Community Contacts

Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com
Dan Coombes, 416.935.3550, dan.coombes@rci.rogers.com

Media Contacts

Corporate and Media - Jan Innes, 416.935.3525, jan.innes@rci.rogers.com
Wireless and Cable - Taanta Gupta, 416.935.4727, taanta.gupta@rci.rogers.com

Quarterly Investment Community Conference Call

As previously announced by press release, a live Webcast of our quarterly results conference call with the investment community will be broadcast via the Internet at www.rogers.com/webcast beginning at 11:00 a.m. ET today, February 22, 2008. A rebroadcast of this call will be available on the Webcast Archive page of the Investor Relations section of www.rogers.com for a period of at least two weeks following the conference call.
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Rogers Communications Inc.	39	Fourth Quarter 2007 Earnings Press Release